

March 2, 2015

<u>Via E-mail</u>
Ricardo Gómez Barredo
Global Head of Group Accounting and Information Management
Banco Bilbao Vizcaya Argentaria, S.A.
Plaza de San Nicolás, 4
48005 Bilbao
Spain

> **Re:** **Banco Bilbao Vizcaya Argentaria, S.A.**
> **Form 20-F for Fiscal Year Ended December 31, 2013**
> **Filed April 30, 2014**
> **File No. 1-10110**

Dear Mr. Barredo:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

     Sincerely,

     /s/ Stephanie J. Ciboroski

     Stephanie J. Ciboroski
     Senior Assistant Chief Accountant

cc: Maria Angeles Peláez, Banco Bilbao Vizcaya Argentaria, S.A.
       Michael J. Willisch, Davis Polk & Wardwell LLP